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                           June 8, 2020

       Nigel Glenday
       Chief Executive Officer
       Masterworks 013, LLC
       497 Broome Street
       New York, New York 10013

                                                        Re: Masterworks 013,
LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed on May 12,
2020
                                                            File No. 024-11214

       Dear Mr. Glenday:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed on May 12, 2020

       Description of Business, page 38

   1. Refer to Section 9 of the Art Purchase Agreement. Please amend your disclosure to describe what will
happen if a Painting fails its physical inspection.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Nigel Glenday
Masterworks 013, LLC
June 8, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Amy Geddes at (202) 551-3304 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                           Sincerely,
FirstName LastNameNigel Glenday
                                                           Division of
Corporation Finance
Comapany NameMasterworks 013, LLC
                                                           Office of Trade &
Services
June 8, 2020 Page 2
cc:       Josh Goldstein, Esq.
FirstName LastName